January 30, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0610
Judiciary Plaza
450 5th Street, NW
Washington, D.C. 20549-0309
Attention:  Mr. Jeffrey P. Riedler
Mr. John L. Krug

Re:	Aeolus Pharmaceuticals, Inc. Preliminary Proxy Statement Filed January 18, 2006 Definitive Proxy Statement Filed January 30, 2006 File No. 000-50481

Dear Messrs. Riedler and Krug:

Enclosed for electronic filing via EDGAR pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, are the Notice of Annual Meeting, Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) and form of Proxy relating to the 2006 Annual Meeting of Stockholders of Aeolus Pharmaceuticals, Inc., a Delaware corporation
(the “Company”).

The Definitive Proxy Statement includes the Company’s response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 23, 2006 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on January 18, 2006. The comment received from the Staff, as well as the Company’s response to the comment, are set forth below.

Staff Comment:

Increase in authorized number of shares of preferred stock.

We note the additional shares may be used for a number of purposes, including “raising capital; establishing strategic relationships with other companies; expanding the company’s business or assets through the acquisition of other businesses or assets; and other purposes.” Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding, or agreement, written or oral, regarding the issuance of common stock subsequent to the increase of authorized shares.

Company Response:

In response to this comment, the Company has disclosed on page 20 of the Definitive Proxy Statement immediately following the sentence referred to in the Staff’s comment that the Company currently has no plans, commitments, arrangements, understandings or agreements, written or oral, regarding the issuance of the additional shares of preferred stock to be authorized.

* * * * * * * * * *

With the response provided above, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions regarding the Definitive Proxy Statement or this response letter to me at (949) 481-9825, or to Leigh P. Ryan, Esq. of Paul, Hastings, Janofsky & Walker LLP, outside counsel to the Company, at (858) 720-2506.

Sincerely,

/s/ Michael P. McManus

Michael P. McManus
Chief Accounting Officer, Treasurer and Secretary
Aeolus Pharmaceuticals, Inc.

cc: Leigh P. Ryan, Esq.